EXHIBIT 5.1

October 17, 2007

PC Mall, Inc.

2555 West 190th Street, Suite 201

Torrance, California  90504

Re:     PC Mall, Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-3 (the “Registration Statement”) of PC Mall, Inc., a Delaware corporation (the “Company”), to be filed with the Securities and Exchange Commission, relating to the registration under the Securities Act of 1933, as amended, of an aggregate of 633,981 shares (the “Shares”) of the Company’s common stock, $0.001 par value per share. The Shares were originally issued by the Company to the selling stockholders in connection with the closing of the Company’s acquisition of SARCOM, Inc. pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 17, 2007, by and among the Company, Mall Acquisition 2, Inc., SARCOM, Inc. and the selling stockholders. The Shares may be offered for resale from time to time by and for the account of the selling stockholders named in the Registration Statement.

As counsel to the Company, we have examined the proceedings taken by the Company in connection with the issuance by the Company of the Shares. We have also examined such other instruments, documents, and records which we have deemed relevant and necessary for the basis of our opinion hereinafter expressed.

Based upon such examination, we are of the opinion that the Shares have been duly authorized and are legally issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement, the prospectus constituting a part thereof and any supplements and amendments thereto.

Very truly yours,

/s/ MORRISON & FOERSTER LLP